DM

18006297

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
408

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larson Financial Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1015 Corporate Square Drive, Suite 300
(No. and Street)

(City) (State) 63132 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown, Smith, Wallace, LLP
(Name – *if individual, state last, first, middle name*)

6 City Place, Suite 900	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Steven Mark Cervantes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larson Financial Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer FINOP

Title

Notary Public

GREGORY J. STANDEFORD
Notary Public, Notary Seal
State of Missouri
St. Louis County
Commission # 12417277
My Commission Expires November 25, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARSON FINANCIAL SECURITIES, LLC

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

Table of Contents

BROWN
SMITH
WALLACE

6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

A MEASURABLE DIFFERENCE℠

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
of Larson Financial Securities, LLC
St. Louis, Missouri

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Larson Financial Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Larson Financial Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Larson Financial Securities, LLC's management. Our responsibility is to express an opinion on Larson Financial Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Larson Financial Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Larson Financial Securities, LLC's auditor since 2013.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 28, 2018

LARSON FINANCIAL SECURITIES, LLC

Statement of Financial Condition
December 31, 2017

ASSETS		
Cash and cash equivalents	$	224,216
Accounts receivable - brokers		31,429
Commissions receivable, net		116,166
Due from affiliate		352,750
Prepaid expenses		52,824
Deposits		5,946
TOTAL ASSETS	$	783,331
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	76,255
Accrued commissions		441,837
Total Liabilities		518,092
Member's Equity		265,239
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	783,331

The accompanying notes are an integral part of this statement of financial condition.

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding Larson Financial Securities, LLC's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Larson Financial Securities, LLC (the "Company") is a wholly-owned subsidiary of Larson Financial Holding Company, LLC and is a registered securities broker-dealer that specializes in variable insurance, mutual funds and municipals. The Company was formed in November 2009 and began operations in July 2010. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA").

Concentrations of Credit Risk Arising from Deposits in Excess of Insured Limits

The Company maintains its cash accounts in two commercial banks. The majority of the balances are insured by the Federal Deposit Insurance Corporation up to $250,000 for the year ended December 31, 2017. At various times throughout the year ended December 31, 2017, the Company's cash balances have exceeded the insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies (Continued)

Commissions Receivable

The Company receives commissions from variable life insurance, variable annuities, mutual funds, municipal funds and group 401k sales. The majority of these commissions are from variable life insurance and 78% from one vendor, Nationwide Insurance Company (Nationwide). Nationwide pays its commissions upfront and, if the client does not fully fund the product in the first year, charges back a portion of this commission to the advisor. The Company has a reserve of $25,000 as of December 31, 2017 for these anticipated chargebacks.

Accounts Receivable - Brokers

The Company pays certain expenses on behalf of the brokers. These expenses include insurance, rent, required FINRA licenses, office staff, a technology fee, and other miscellaneous office expenses. These amounts are subsequently reimbursed to the Company in the form of withheld commissions due to the respective broker. These amounts have been reflected in the accompanying Statement of Financial Condition and totaled $31,429 at December 31, 2017. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to bad debt expense. At December 31, 2017, there was no allowance balance required.

Income Taxes

The Company is a single member Missouri limited liability company ("LLC") and operates under an operating agreement, that provides for, among other things, the continuation of the Company for a perpetual term, unless terminated as provided for in the operating agreement. In addition, as provided for in the operating agreement, no member or manager shall be personally liable for any debts of the Company, unless personally guaranteed by the member or manager pursuant to a separate document. In lieu of corporate income taxes, the member of the LLC is taxed on the entity's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company follows the guidance of FASB ASC 740-10, *Income Taxes – Overall,* as of and for the year ending December 31, 2017. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e., greater than 50% likelihood of receiving a

Note 1 – Summary of Significant Accounting Policies (Continued)

benefit or expense) before any amount should be recognized in the financial statements. Further, the code section prescribes the benefit or expense to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions.

The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth disclosures regarding unrecognized tax benefit or expense. The Company has assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2017.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

Subsequent Events

Management has evaluated subsequent events through February 28, 2018, the date which the financial statements were available to be issued.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $115,054 which was $80,513 in excess of the required minimum and $63,245 in excess of early warning of required minimum net capital of $34,541. The Company's ratio of aggregate indebtedness to net capital was 4.50 to 1.

Note 3 - Related Party Transactions

The Company has an agreement with an affiliated company, Larson Financial Group, LLC ("LFG"), whereby LFG furnishes office space and management services in connection with the development, promotion, management and operation of the Company's business, in exchange for a monthly fee during the year ended December 31, 2017.

Accrued commissions include $278,074 of commissions payable to related parties at December 31, 2017.

The Company has an agreement with an affiliated company, Larson Capital Management, LLC ("LCM") whereby the Company provides investment placement services to LCM's investment fund(s). For 2017, LCM owed the company $352,750 in commissions for placements made in 2017.

Note 4 – Concentrations

The Company earned a substantial portion of its income for commissions earned on the sale of variable universal life insurance policies. Income earned on commissions from these products represented 68% of total revenue for the year ended December 31, 2017. In addition, 97% of the commissions earned on the sale of variable universal life insurance policies were issued by two carriers for the year ended December 31, 2017.